EDWARDS ANGELL PALMER & DODGE LLP
350 E. Las Olas Boulevard, Suite 1150
Fort Lauderdale, FL 33301

December 11, 2006

By EDGAR and Fax (202-772-9217)
Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: DOR BioPharma, Inc.
Preliminary Proxy Statement filed December 1, 2006

Dear Mr. Riedler:

On behalf of DOR BioPharma, Inc. (the “Company”), we are providing the staff with this letter responding to the comments in the staff’s letter dated December 7, 2006 (the “Letter”) with respect to the captioned matter. For your reference, we have reproduced the comment from the Letter, followed by the response.

Proposal 2. Amendment to the amended and restated certificate of incorporation to increase the number of authorized shares

We note your planned use for the additional authorized shares and the fact you have in excess of 30 million shares currently available. Please expand the discussion to address your liquidity needs and timing. In addition, please provide more information relative to the specific nature of the transactions under negotiation to enable shareholders to understand the likelihood and the number of additional shares that may be issued in connection with the transactions and future financings currently under consideration.

Company Response

The Company has expanded the disclosure in the “Purpose of Charter Amendment” section of the proxy statement in response to this comment. Such language is marked on the attached and will be included in the Company’s definitive proxy statement.

If you require additional information or have further comment, please contact the undersigned at 954.667.6129.

Sincerely,

/s/ Leslie J. Croland
Leslie J. Croland, P.A.

PROPOSAL 2
AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES

General

Our Amended and Restated Certificate of Incorporation currently provides for 150,000,000 shares of authorized Common Stock. On November 24, 2006, our Board of Directors adopted a resolution to amend the Amended and Restated Certificate of Incorporation to increase the authorized number of shares of Common Stock to 250,000,000, subject to stockholder approval of the amendment. No changes will be made to the number of authorized shares of our preferred stock.

The proposed amendment to the Amended and Restated Certificate of Incorporation will be effected by amending the first two introductory paragraphs of Article FOURTH thereof to read in full as follows:

"The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is two hundred fifty five million (255,000,000) shares, of which two hundred fifty million (250,000,000) shares, of par value of $.001 per share, shall be of a class designated "Common Stock," four million six hundred thousand (4,600,000) shares, of a par value of $.001 per share, shall be of a class designated "Preferred Stock," two hundred thousand (200,000) shares, of a par value of $.05 per share, shall be of a class designated "Series B Convertible Preferred Stock," and two hundred thousand (200,000) shares, of a par value of $.05 per share, shall be of a class designated "Series C Convertible Preferred Stock."

The designations, powers, preferences, privileges, and relative, participating, option, or other special rights and qualifications, limitations, or restrictions of the above classes of capital stock shall be as follows:"

A copy of the proposed amendment to our Amended and Restated Certificate of Incorporation is set forth in Annex A attached hereto.

Purpose of Charter Amendment

As of November 3, 2006, we had 68,778,401 shares of Common Stock outstanding. In addition, as of such date, 36.628.789 shares were reserved for issuance upon exercise of outstanding warrants and 11,649,339 shares were reserved for issuance upon exercise of presently outstanding options under the 1995 Amended and Restated Omnibus Incentive Plan and options granted under the 2005 Equity Incentive Plan. Based upon the foregoing number of outstanding and reserved shares of Common Stock, we have 32,943,471 shares remaining available for other purposes. We also have 3,000,644 shares available for future option grants under the 2005 Equity Incentive Plan and 0 shares available for future option grants under the 1995 Amended and Restated Omnibus Incentive Plan.

The proposed increase in the number of shares available for issuance under the Certificate is intended to provide the Board of Directors with authority, without further action of the stockholders, to issue the additional shares of Common Stock, from time to time in such amounts as the Board of Directors deems necessary. Without limitation of the foregoing, the additional shares may be issued in connection with (1) capital raising transactions through the sale of Common Stock and/or securities convertible into or exercisable for Common Stock in the private and/or public equity markets to support a higher level of growth, respond to competitive pressures, develop new products and services and support new strategic partnership expenditures and (2) strategic partnering or acquisition transactions involving the issuance of our securities as well as to meet long-term corporate objectives.

Although we do have near term financing needs, the need to increase the authorized is primarily driven by our desire to have sufficient shares available for possible merger and acquisition activities and other corporate development objectives that may occur over the coming years. However, we have no present plans to engage in such activities. We are currently engaged in discussions with potential investors with respect to several different financing transactions ranging from $2 million to $5 million. Based on current market conditions, we should have enough authorized shares to complete such potential transactions. We would use the proceeds from such a transaction primarily to: (1) support regulatory functions in connection with our recent New Drug Application (“NDA”) and Marketing Authorization Application (“MAA”) filings with the Food and Drug Administration (“FDA”) and European Medicines Evaluation Agency (“EMEA”) for marketing approval for orBec® in the U.S. and Europe; (2) complete the process validation in support of the orBec® NDA and MAA filings; (3) advance our BioDefense programs; and (4) provide for general and administrative expenses. At the present time, we have no agreements, understandings or arrangements to issue any securities. Furthermore, we can provide no assurances that a financing will be completed.

In the absence of a proportionate increase in our earnings and book value, an increase in the aggregate number of outstanding shares of Common Stock caused by the issuance of the additional shares would dilute the earnings per share (including projected future earnings per share) and book value per share of all outstanding shares of our Common Stock. If such factors were reflected in the price per share of the Common Stock, the potential realizable value of a stockholder's investment could be adversely affected. An issuance of additional shares of Common Stock could therefore have an adverse effect on the potential realizable value of a stockholder's investment. The holders of outstanding shares of Common Stock have no preemptive rights to purchase additional shares.

The proposed increase in the authorized number of shares of Common Stock could have other effects on our stockholders. The increase could deter takeovers, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of us more difficult. For example, additional shares could be issued by us so as to dilute the stock ownership or voting rights of persons seeking to obtain control. Similarly, the issuance of additional shares to certain persons allied with our management could have the effect of making it more difficult to remove our current management by diluting the stock ownership or voting rights of persons seeking to cause such removal.

Recommendation of the Board of Directors

The Board of Directors recommends that you vote "FOR" the approval of the amendment to our Amended and Restated Certificate of Incorporation.